FOR IMMEDIATE RELEASE

Enterra Energy Trust announces February distribution of US$0.06

Calgary, Alberta – January 19, 2007 – Enterra Energy Trust (“Enterra” or the “Trust”) (NYSE: ENT, TSX: ENT.UN) today announces that a cash distribution of US$0.06 per trust unit will be paid on February 15, 2007 in respect of January 2007 production. This reduction from the distribution of US$0.12 per unit paid in each of the last six months is consistent with Enterra’s policy of maintaining a conservative payout ratio in order to fund organic growth. Three factors have contributed to this decrease: significantly weaker commodity prices, capital market uncertainty resulting from the recent tax changes proposed by the Canadian government, and early conversion of debentures to trust units.

 “Enterra’s decision today is the prudent business course in the light of present uncertainties.  It is fundamental to our business to maintain a healthy reinvestment program in our core areas and on our extensive undeveloped land base,” said Keith Conrad, President and CEO of the Trust. “While I remain optimistic about the long term strength of energy prices, at present it is wise to preserve maximum flexibility for generating long term value.  In the meantime, we continue to execute our business plan and to assess alternatives in order to remain competitive in light of the government’s recently announced Tax Fairness Plan.”

▪

Since July 2006, oil and gas benchmark prices have fallen 25% on a company weighted-average basis.  Oil has dropped 35% from peak values and mild winter weather across North America has left natural gas storage and distillate/fuel oil inventories unusually high. These circumstances have resulted in soft and volatile commodity markets.

▪

On October 31, 2006 the Canadian government introduced its Tax Fairness Plan intended to make distributions from income trusts taxable in the hands of the trust, similar to the tax treatment of corporate dividends.  This unexpected announcement has put into question the existing business plans of many income trusts and hindered the ability of many trusts to freely access capital markets at competitive costs of capital.

▪

Finally, since Enterra’s issuance in November 2006 of convertible debentures, more than 40% have been converted to trust units, increasing the number of units outstanding by approximately 12.5%.

The impact of these three factors on Enterra’s business has necessitated the change announced today.  Using a conservative outlook for 2007 commodity prices, this change will result in the Trust’s distribution ratio for 2007 being below its target payout range of 60% to 70%.  Enterra believes this conservative approach is warranted due to the volatility and the uncertainty in commodity prices and capital markets. The retention of cash will allow for funding of Enterra’s capital program without reliance on external sources of capital.  The Trust’s reinvestment program is critical for the continued stability and growth of the business, and allows Enterra to make expenditures at a time when its competitors may find themselves financially constrained.

For all unitholders

The distribution of US$0.06 will be paid in U.S. funds to unitholders of record at the close of business January 31, 2007.  The ex-distribution date is January 29, 2007. Registered unitholders who have elected to receive payment in Canadian funds will have their distribution amount converted at the best exchange rate available to Enterra on the first business day immediately preceding the date the Trust is required to deliver funds to Olympia Trust Company. The exchange rate will be posted on Enterra’s website on or before each distribution payment date.

For U.S. residents

Enterra has received advice from its tax advisors that the distributions from Enterra should be eligible for qualified dividend treatment, provided the U.S. unitholders meet certain holding period requirements.  Enterra is required to apply approximately 15% withholding tax for U.S. residents under the Canada-United States Tax Convention.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada, and in Oklahoma and Wyoming, U.S.A.

Forward-Looking Statements

Certain information regarding the Trust contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding risks and uncertainties described from time to time in the reports and filings made by the Trust with securities regulatory authorities. Although the Trust believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Trust's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The Trust may, as considered necessary in the circumstances, update or revise forward looking information, whether as a result of new information, future events, or otherwise. The Trust's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

For further information please contact:

E. Keith Conrad

Victor Roskey

President & CEO, Enterra Energy Trust

Senior Vice President & CFO, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262

Telephone: (403) 263-0262 or (877) 263-0262

E-mail: info@enterraenergy.com

Website : www.enterraenergy.com